Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below), on behalf of each of them, of a statement on Schedule 13D, including any amendments thereto, with respect to the Class A common shares, no par value per share, of Dogness (International) Corporation, a British Virgin Islands corporation, and agree that this Agreement may be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 20, 2026.

MING KAI TRADING INTERNATIONAL LIMITED

By:	/s/ Fuxing Yang
Name:	Fuxing Yang
Title:	Director

Fuxing Yang

By:	/s/ Fuxing Yang